2128 W. Braker Lane BK12, Austin, TX US 78758

June 24, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Mara L. Ransom
Jennifer Lopez

Re:	Active Power, Inc.
Registration Statement on Form S-3
File No. 333-188242
Acceleration Request
Requested Date:	June 26, 2013
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Active Power, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes Robert Suffoletta of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to verbally modify or withdraw such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission
Re: Active Power, Inc.
June 24 2013

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Robert Suffoletta, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (512) 338-5439.

Sincerely,
ACTIVE POWER, INC.
By:	/s/ Steven R. Fife
Steven R. Fife
Chief Financial Officer